US$4,000,000,000	Filed pursuant to rule 433
6.125% Senior Notes due 2017	File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa2 (negative outlook)/AA(negative watch)/AA(negative outlook) (Moody’s / S&P / Fitch)

Trade Date:	November 14, 2007

Settlement Date:	November 21, 2007 (T+5 days)

Maturity:	November 21, 2017

Par Amount:	U.S.$4,000,000,000.

Ranking:	Senior

Semi-Annual Coupon:	6.125% per annum.

Re-offer Spread to Benchmark:	T10 + 190 basis points

Re-offer Yield:	6.183% per annum

Public Offering Price:	99.572%

Net Proceeds to Citigroup:	Approximately $3,965,880,000 (before expenses).

Interest Payment Dates:	The 21st day of May and November in each year, with following business day convention. The first interest payment date is May 21, 2008.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.

Banc of America Securities LLC
Junior Co-Managers:	Credit Suisse Securities (USA) LLC
Greenwich Capital Markets, Inc.
Jackson Securities LLC
The Williams Capital Group, L.P.
UBS Securities LLC

CUSIP:	172967 EM 9

ISIN:	US172967EM99

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.